Peninsula Gaming, LLC
Peninsula Gaming Corp.
301 Bell Street
Dubuque, Iowa 52001

June 10, 2011

VIA EDGAR

Mr. Justin Dobbie, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Peninsula Gaming, LLC
Peninsula Gaming Corp.
Registration Statement on Form S-4 filed May 19, 2011
(File No: 333-174337)

 Dear Mr. Dobbie:

On behalf of Peninsula Gaming, LLC and Peninsula Gaming Corp. (the “Companies”) and the subsidiary guarantors referenced in the Registration Statement (the “Guarantors” and, together with the Companies, the “Registrants”), this letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated June 1, 2011, setting forth comments to the Registration Statement (the “Registration Statement”) on Form S-4 filed with the Commission on May 19, 2011.

Set forth below are the Staff’s comments, indicated in bold, and, in italics set forth immediately following each comment, our responses thereto.

1. We note that you are registering the offering of 8 3/8% Senior Secured Notes due 2015 and 10 3/4% Senior Unsecured Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

In response to the Staff’s comment, the Registrants have filed the above-requested letter via electronic submission today.

2. Please file the legal opinions prior to effectiveness. Please allow sufficient time for staff review as we may have comment upon review of the opinions.

In response to the Staff’s comment, the Registrants have filed the legal opinions as Exhibits 5.1, 5.2 and 5.3 to the Form S-4/A.

We look forward to the Staff’s responses to the foregoing. Please do not hesitate to contact the undersigned with any questions or to discuss this correspondence.

 Very truly yours,

PENINSULA GAMING, LLC
PENINSULA GAMING CORP.

By:      /s/ Natalie A. Schramm
Name: Natalie A. Schramm
Title:   Chief Financial Officer

THE OLD EVANGELINE DOWNS, L.L.C.
DIAMOND JO, LLC
DIAMOND JO WORTH, LLC
BELLE OF ORLEANS, L.L.C.
KANSAS STAR CASINO, LLC

By:      /s/ Natalie A. Schramm
Name: Natalie A. Schramm
Title:   Chief Financial Officer

cc: Nazim Zilkha, White & Case LLP

NEWYORK 7585903 (2K)